

September 26, 2014

<u>Via E-Mail</u>
Mr. Craig Shore
Chief Financial Officer
InspireMD, Inc.
321 Columbus Avenue
Boston, Massachusetts 02116

      Re: **InspireMD, Inc.**
               Form 10-KT for the Fiscal Year Ended December 31, 2013
               Filed February 26, 2014
               File No. 001-35731

Dear Mr. Shore:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Brian Cascio

                          Brian Cascio
                          Accounting Branch Chief